# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Artius II Acquisition Inc., CIK 0002034334
CUSIP: G0509J115
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 3 Columbus Circle, Suite 1609, New York, New York (NY), 10019
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002034336

## Reporting persons
- Artius II Acquisition Partners LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,675,000; sole dispositive power 0; shared dispositive power 5,675,000; aggregate amount beneficially owned 5,675,000 (20.5% of the class)
  Comment: Footnote to Rows 6, 8 and 9: Represents (i) 5,500,000 shares of the Issuer's Class A ordinary shares, $0.0001 par value (the "Class A ordinary shares") that may be obtained upon the conversion of shares of Class B ordinary shares, $0.0001 par value (the "Founder Shares") owned by Artius II Acquisition Partners LLC (the "Sponsor"), which are not registered under the Securities Exchange Act of 1934, as amended, that automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment and (ii) 175,000 Class A ordinary shares underlying the private placement units, which were acquired by the Reporting Person in a private placement taking place simultaneously with the Issuer's initial business combination, consisting of one Class A ordinary share and one right entitling the holder thereof to receive one tenth (1/10) of one Class A ordinary share (the "Private Placement Units"). The Sponsor is the record holder of the shares reported herein. Boon Sim is the sole member of Aecus II Partners LLC, which is the managing partner of the Sponsor and exercises voting and investment power with respect to the Founder Shares and the Class A ordinary shares underlying the Private Placement Units in each case held by the Sponsor. Due to the nature of this relationship, the shares beneficially owned by the Sponsor may also be deemed to be beneficially owned by Mr. Sim.
  
  Footnote to Row 11: The calculation assumes that there is a total of 27,675,000 Class A ordinary shares outstanding, which is the sum of (i) the 22,000,000 Class A ordinary shares outstanding as of February 14, 2025, (ii) the 5,500,000 ordinary shares issuable upon conversion of the Founder Shares, as reported herein, and (iii) 175,000 Class A ordinary shares underlying the Private Placement Units, in each case as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on February 14, 2025.
- SIM Boon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,675,000; sole dispositive power 0; shared dispositive power 5,675,000; aggregate amount beneficially owned 5,675,000 (20.5% of the class)
  Comment: Footnote to Rows 6, 8 and 9: Represents (i) 5,500,000 shares of the Issuer's Class A ordinary shares that may be obtained upon the conversion of shares of the Founder Shares owned by the Sponsor, which are not registered under the Securities Exchange Act of 1934, as amended, that automatically convert into Class A ordinary shares at the time of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment and (ii) 175,000 Class A ordinary shares underlying the Private Placement Units. The Sponsor is the record holder of the shares reported herein. Boon Sim is the sole member of Aecus II Partners LLC, which is the managing partner of the Sponsor and exercises voting and investment power with respect to the Founder Shares and the Class A ordinary shares underlying the Private Placement Units in each case held by the Sponsor. Due to the nature of this relationship, the shares beneficially owned by the Sponsor may also be deemed to be beneficially owned by Mr. Sim.
  
  Footnote to Row 11: The calculation assumes that there is a total of 27,675,000 Class A ordinary shares outstanding, which is the sum of (i) the 22,000,000 Class A ordinary shares outstanding as of February 14, 2025, (ii) the 5,500,000 ordinary shares issuable upon conversion of the Founder Shares, as reported herein, and (iii) 175,000 Class A ordinary shares underlying the Private Placement Units, in each case as reported in the Issuer's Current Report on Form 8-K filed with the SEC on February 14, 2025.

## Item 1. Issuer
Name of issuer: Artius II Acquisition Inc.
Address of issuer's principal executive offices: 3 Columbus Circle, Suite 1609, New York, New York, 10019

## Item 2. Person Filing
Name of person filing:
Artius II Acquisition Partners LLC
Boon Sim
Address of principal business office or, if none, residence: c/o 3 Columbus Circle, Suite 1609, New York, NY 10019
Citizenship:
Artius II Acquisition Partners LLC - Delaware
Boon Sim - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Artius II Acquisition Partners LLC - 5,675,000 shares as of February 14, 2025
Boon Sim - 5,675,000 shares as of February 14, 2025
Percent of class:
Artius II Acquisition Partners LLC - 20.5% as of February 14, 2025
Boon Sim - 20.5% as of February 14, 2025

The foregoing percentages assume that there is a total of 27,675,000 Class A ordinary shares outstanding, which is the sum of (i) the 22,000,000 Class A ordinary shares outstanding as of February 14, 2025, (ii) the 5,500,000 ordinary shares issuable upon conversion of the Founder Shares, as reported herein, and (iii) 175,000 Class A ordinary shares underlying the Private Placement Units, in each case as reported in the Issuer's Current Report on Form 8-K filed with the SEC on February 14, 2025.
Sole power to vote or to direct the vote:
Artius II Acquisition Partners LLC - 0 shares as of February 14, 2025
Boon Sim - 0 shares as of February 14, 2025
Shared power to vote or to direct the vote:
Artius II Acquisition Partners LLC - 5,675,000 shares as of February 14, 2025
Boon Sim - 5,675,000 shares as of February 14, 2025
Sole power to dispose or to direct the disposition:
Artius II Acquisition Partners LLC - 0 shares as of February 14, 2025
Boon Sim - 0 shares as of February 14, 2025
Shared power to dispose or to direct the disposition:
Artius II Acquisition Partners LLC - 5,675,000 shares as of February 14, 2025
Boon Sim - 5,675,000 shares as of February 14, 2025

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Artius II Acquisition Partners LLC: /s/ Boon Sim, Aecus II Partners LLC/Managing Member (02/14/2025)
- SIM Boon: /s/ Boon Sim, Boon Sim (02/14/2025)